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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No.36)
                                       and
                                  SCHEDULE 13D*
                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)

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                                    HEI, Inc.
                            (Name of Subject Company)

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                              FANT INDUSTRIES INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

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                                    404160103
                       (CUSIP Number of Class of Securities)

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                                 ANTHONY J. FANT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                            TELEPHONE: (205) 933-1030
      (Name, Address and Telephone Number of Persons Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   Copies To:

                              MICHAEL A. KING, ESQ.
                                BROWN & WOOD llp
                             ONE WORLD TRADE CENTER
                             NEW YORK, NY 10048-0557
                            TELEPHONE: (212) 839-5546

* This Statement is also being filed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, and shall constitute an amendment to the Statement on
         Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998 by Anthony J. Fant, as amended.

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CUSIP NO. 404160103               14D-1                        Page 1 of 2 Pages

1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

         Fant Industries Inc.

2)       Check the Appropriate Box if a Member of a Group*

         (a)  |X|
         (b)  |_|

3)       SEC Use Only

4)       Sources of Funds*

         WC, AF, OO

5)       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Item 2(e) or 2(f) |_|

6)       Citizenship or Place of Organization

         Delaware

7)       Aggregate Amount Beneficially Owned by Each Reporting Person

         480,948 Shares

8)       Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares* |_|

9)       Percent of Class Represented by Amount in Row 7

         11.7%

10)      Type of Reporting Person*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

         Anthony J. Fant

2)       Check the Appropriate Box if a Member of a Group*

         (a)  |X|
         (b)  |_|

3)       SEC Use Only

4)       Sources of Funds*

         PF, OO

5)       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Item 2(e) or 2(f) |_|

6)       Citizenship or Place of Organization

         United States

7)       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,205,848 Shares

8)       Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares* |_|

9)       Percent of Class Represented by Amount in Row 7

         29.4%

10)      Type of Reporting Person*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Fant Industries Inc. hereby amends and supplements its Tender Offer Statement on
Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.36.

ITEM 6.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

Item 6(a) is hereby amended to add the following:

Following the expiration of the Offer at 12:00 Midnight, New York City Time, on August 17, 1998, and the satisfaction of the conditions to the Offer on August 27, 1998, the Purchaser accepted for payment 470,948 of the Shares validly tendered and not withdrawn pursuant to the Offer, representing 11.5% of the outstanding Shares. The Purchaser has been informed by the Depositary that 1,947,279 Shares, representing 47.6% of the outstanding Shares, were validly tendered and not withdrawn prior to the expiration of the Offer. According to the Depositary, tendered Shares will be accepted pro rata based on a proration factor of 0.24185.

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 is hereby amended to add the following:

The parties to the legal proceedings described in this Tender Offer Statement, as amended, have entered into a stipulation of settlement and mutual releases for the discontinuance of all such legal proceedings with prejudice, effective August 27, 1998.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 28, 1998

                                FANT INDUSTRIES INC.

                                By:/s/ Anthony J. Fant
                                   ---------------------------------------
                                     Anthony J. Fant
                                     President and Chief Executive Officer
                                     Fant Industries Inc.

                               /s/ Anthony J. Fant
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                                 Anthony J. Fant